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                                                                  Exhibit (a)(9)


                    HARRIS CORPORATION COMMENCES TENDER OFFER
                 FOR PACIFIC RESEARCH & ENGINEERING CORPORATION


MELBOURNE, FL, August 9, 1999 - Harris Corporation (NYSE: HRS) today announced that its wholly owned subsidiary has commenced its previously announced tender offer for all of Pacific Research & Engineering Corporation's "PR&E" (ASE: PXE) outstanding common shares at a price of $2.35 per share, all of PR&E's outstanding publicly-traded warrants at a price of $0.15 per warrant, and certain other warrants at a price of $0.15 per each common share underlying such warrants. The tender offer is being made pursuant to an Agreement and Plan of Merger dated as of August 2, 1999. The tender offer is scheduled to expire on September 3, 1999, unless the offer is extended.

ChaseMellon Shareholder Services, L.L.C. is the Depositary for the tender offer. Georgeson Shareholder Communications Inc. is the Information Agent. The Dealer Manager is Georgeson Securities Corporation.

Harris is an international communications equipment company focused on providing product, system and service solutions that take its customers to the next level. The company provides a wide range of products and services for commercial and government communications markets such as wireless, broadcast, government and network support. The company has sales and services in nearly 90 countries.

HARRIS MEDIA INQUIRIES:
Jim Burke
(407) 727-9126

HARRIS INVESTOR RELATIONS INQUIRIES:
Pamela Padgett
(407) 727-9384